Exhibit 12

FLORIDA POWER CORPORATION

STATEMENT OF COMPUTATION OF RATIOS

(Dollars In millions)

Ratio of Earnings to Fixed Charges:

	Twelve Months
	Ended		Year Ended
	June 30,		December 31,

	1999	1998	1998	1997

NET INCOME	$264.5	$207.3	$250.1	$135.9

Add:

Operating Income Taxes	146.6	115.7	140.3	69.9

Other Income Taxes	1.5	0.2	0.7	—

Income Before Taxes	412.6	323.2	391.1	205.8

Total Interest Charges	127.9	137.0	136.5	117.3

Total Earnings(A)	$540.5	$460.2	$527.6	$323.1

Fixed Charges(B)	$127.9	$137.0	$136.5	$117.3

Ratio of Earnings to Fixed Charges(A/B)	4.23	3.36	3.87	2.75

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